**PROPERTYCLUB, INC.**
**Statement of Comprehensive Income**
**(Unaudited)**

|  | For the Period January 2, 2018 (Inception) to December 31, 2018 |
|---|---|
| Revenue | $                    - |
|  |  |
| Expenses: |  |
| Product design and development | 38,850 |
| Marketing and sales | 7,868 |
| General and administrative | 19,863 |
| Professional services | 3,791 |
| Total expenses | 70,372 |
|  |  |
| Net loss | $            (70,372) |